1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
October 21, 2021	www.integraresources.com

INTEGRA INTERSECTS 1.51 G/T AuEq OVER 160.33 M, 1.50 G/T AuEq OVER 115.52 M AND 12.85 G/T
AuEq OVER 5.19 M AT SULLIVAN GULCH

  Drill results from Sullivan Gulch located at the DeLamar Deposit include:
  IDM-21-201
    0.66 grams per tonne ("g/t") gold ("Au") and 65.92 g/t silver ("Ag") (1.51 g/t gold equivalent ("AuEq")) over 160.33 meters ("m")
      Including 1.32 g/t Au and 286.00 g/t Ag (5.00 g/t AuEq) over 1.52 m
      Including 2.20 g/t Au and 217.00 g/t Ag (4.99 g/t AuEq) over 3.04 m
      Including 0.55 g/t Au and 342.00 g/t Ag (4.95 g/t AuEq) over 1.98 m
      Including 5.11 g/t Au and 63.25 g/t Ag (5.92 g/t AuEq) over 1.53 m
  IDM-21-202
    0.55 g/t Au and 34.51 Ag (1.00 g/t AuEq) over 124.06 m
      Including 1.59 g/t Au and 466.00 g/t Ag (7.59 g/t AuEq) over 1.53 m
      Including 0.29 g/t Au and 444.00 g/t Ag (6.01 g/t AuEq) over 1.52 m
  IDM-21-203
    12.04 g/t Au and 63.02 g/t Ag (12.85 g/t AuEq) over 5.19 m
    0.66 g/t Au and 65.51 g/t Ag (1.50 g/t AuEq) over 115.52 m
      Including 0.27 g/t Au and 606.00 g/t Ag (8.07 g/t AuEq) over 1.52 m
      Including 1.74 g/t Au and 606.00 g/t Ag (9.54 g/t AuEq) over 1.53 m
      Including 4.55 g/t Au and 339.87 g/t Ag (8.93 g/t AuEq) over 4.57 m
      Including 6.65 g/t Au and 11.38 g/t Ag (6.80 g/t AuEq) over 1.52 m
  These drill results were completed as part of a metallurgical drill program designed to further optimize unoxidized material from Sullivan Gulch for future studies.
  Drilling to date at Sullivan Gulch has delineated mineralization extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m.
  The PFS remains scheduled for completion in Q4 2021.
  To view a video of President and CEO George Salamis discussing the drill results, click on the following link: https://www.youtube.com/watch?v=6ptJtUQCSUY

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from an ongoing metallurgical drill program at the DeLamar Project ("DeLamar" or the "Project"). The drill results announced today are from Sullivan Gulch, a target east-southeast of the DeLamar Deposit. Metallurgical drilling at Sullivan Gulch has been designed to further optimize and potentially include additional mineralized material from Sullivan Gulch in future studies.

"Sullivan Gulch continues to be an exciting target for the Company, typically characterized by long widths of well-distributed mineralization. While a portion of mineralized material from Sullivan Gulch will be included in the upcoming Pre-feasibility Study, this drill program was designed to further understand the metallurgy at Sullivan Gulch and demonstrate the potential to add additional mineralized material from Sullivan Gulch to future studies on the DeLamar Project," stated George Salamis, Integra's President and CEO. "Sullivan Gulch remains open at depth and along strike to the south. The potential inclusion of additional mineralized material from Sullivan Gulch, subject to further optimization work, has the potential to increase future production profiles and mine life. Today's drill results, along with drill results released in 2018 and 2019 from Sullivan Gulch, continue to showcase consistent runs of more than 100 m grading over 1 g/t AuEq."

The following table highlights selected intercepts from the Sullivan Gulch drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDM-21-200	171.30	197.05	25.75	0.13	86.72	1.25
including	172.82	174.65	1.83	0.17	755.00	9.89
including	195.68	197.05	1.37	0.22	231.00	3.20
IDM-21-200	246.89	251.92	5.03	0.12	116.89	1.62
IDM-21-201	170.38	330.71	160.33	0.66	65.92	1.51
including	197.82	199.34	1.52	1.32	286.00	5.00
including	220.68	223.72	3.04	2.20	217.00	4.99
including	278.13	280.11	1.98	0.55	342.00	4.95
including	318.21	319.74	1.53	5.11	63.25	5.92
IDM-21-202	103.02	227.08	124.06	0.55	34.51	1.00
including	146.30	147.83	1.53	1.59	466.00	7.59
including	224.03	225.55	1.52	0.29	444.00	6.01
IDM-21-203	0.00	5.19	5.19	12.04	63.02	12.85
IDM-21-203	208.79	324.31	115.52	0.66	65.51	1.50
including	213.36	214.88	1.52	0.27	606.00	8.07
including	233.17	234.70	1.53	1.74	606.00	9.54
including	247.50	252.07	4.57	4.55	339.87	8.93
including	272.80	274.32	1.52	6.65	11.38	6.80

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a cross section of Sullivan Gulch, click on the link below:

https://www.integraresources.com/site/assets/files/2572/sg_xn_investor_vfinal.pdf

To view a drill plan map of Sullivan Gulch, click on the link below:

https://www.integraresources.com/site/assets/files/2572/drill_collar_location_-_dm_-_full_extent_vfinal.pdf

The mineralization at Sullivan Gulch is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are of mid-Miocene age. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite). Drilling to date at Sullivan Gulch has delineated mineralization extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m. Induced polarization ("IP") indicates the potential for mineralization to extend a further 900 m to the south.

Current Drill Status

The Company currently has 2 drill rigs in operation at the DeLamar Project. One drill rig continues to test the high-grade vein system below Florida Mountain. The second drill rig is located at War Eagle Mountain, drilling into the basement granite for the first time.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of Reno, Nevada. Each is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the delivery of a Pre-feasibility Study in Q4 2021. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.